EXHIBIT 99.1

THIS SHARE PURCHASE AGREEMENT is made and entered into as of the 12th day of April 2013.

WHEREAS

A.
Banro Corporation (“Banro”) and BlackRock World Mining Trust plc (the “Purchaser”) entered into a share purchase agreement dated February 21, 2013 (the “Former Share Purchase Agreement”) whereby the Purchaser agreed to purchase 1,600,000 gold-linked preferred shares, series A in the capital of Banro;

B.	The conditions to purchase by the Purchaser of 1,600,000 gold-linked preferred shares, series A in the capital of Banro pursuant to the Former Share Purchase Agreement were not satisfied;

C.
Banro and the Purchaser are replacing the Former Share Purchase Agreement in its entirety with this share purchase agreement dated this 12th day of April, 2013 among Banro, the Barbados Subsidiary and the Purchaser (this “Share Purchase Agreement”);

D.
Each of Banro and Banro Group (Barbados) Limited (the “Barbados Subsidiary”) desires to issue from treasury and sell to the Purchaser, and the Purchaser desires to purchase from Banro and the Barbados Subsidiary, for the consideration and on the terms and conditions hereinafter provided, 1,200,000 Series B Shares (the “Purchased Series B Shares”) and 1,200,000 Barbados Preferred Shares (the “Purchased Barbados Preferred Shares” and together with the Purchased Series B Shares, the “Purchased Securities”), respectively, having, in all material respects the attributes and characteristics set out in the Term Sheet attached hereto as Schedule “C”, for a subscription price of US$25.00 for one Series B Share and one Barbados Preferred Share; and

E.
The obligation of the Purchaser to purchase the Purchased Securities will be conditional, among other things, on Banro entering into an exchange and support agreement (the “Exchange and Support Agreement”) with the Barbados Subsidiary and the Purchaser to exchange at any time and from time to time each Purchased Barbados Preferred Share (together with one Series B Shares) for one Series A Share in the capital of Banro; (ii) closing of the Contemporaneous Offering; and (iii) the Purchaser’s satisfaction with the terms of the documentation to implement the transactions contemplated by this Share Purchase Agreement and the Contemporaneous Offering.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1.	Definitions

1.1	When used in this Share Purchase Agreement, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

(a)	“Agency Agreement” means the agency agreement dated April 12, 2013 among Banro and the Agent related to the offering of the Purchased Securities;

(b)	“Agent” means GMP Securities L.P.;

(c)	“Banro” has the meaning ascribed thereto in the recitals to this Share Purchase Agreement;

(d)	“Barbados Subsidiary” has the meaning ascribed thereto in the recitals to this Share Purchase Agreement;

(e)	“Barbados Preferred Shares” means the Preferred Shares in the capital of the Barbados Subsidiary;

(f)	“Business Day” means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario, Canada;

(g)	“Canadian Jurisdictions” means all of the Provinces of Canada;

(h)
“Canadian Securities Laws” means the securities statutes or similar statutes of the Canadian Jurisdictions and all regulations, rules, national and local policy statements, instruments, notices, blanket orders and rulings thereunder or adopted by the Securities Commissions;

(i)	“Change of Control” means:

(i)
any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting securities of Banro (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

(ii)
the merger, consolidation, amalgamation or arrangement of Banro with or into another person or the merger, consolidation, amalgamation or arrangement of another person with or into Banro or the merger, consolidation, amalgamation or arrangement of any person with or into a Subsidiary, unless the holders of a majority of the aggregate voting power of the voting securities of Banro, immediately prior to such transaction, hold securities of the surviving or transferee person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting securities of the surviving or transferee person;

(iii)
the first day on which a majority of the members of the board of directors of Banro are not Continuing Directors; where “Continuing Directors” means, as of any date of determination, any member of the board of directors of Banro who: (1) was a member of such board of directors on the date hereof; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election;

(iv)
the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of Banro and the Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act); or

(v)	the adoption by the shareholders of Banro of a plan or proposal for the liquidation or dissolution of Banro.

(j)	“Closing” has the meaning ascribed thereto in Section 3.1;

(k)	“Closing Date” has the meaning ascribed thereto in Section 3.1;

(l)	“Closing Time” has the meaning ascribed thereto in Section 3.1;

(m)	“Contemporaneous Offering” means the offering of Series A Shares and common shares of Banro pursuant to the Contemporaneous Offering Agency Agreement;

(n)
“Contemporaneous Offering Agency Agreement” means the agency agreement dated April 12, 2013 among Banro, the Agent, CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Cormark Securities Inc. related to the offering of Series A Shares and common shares of Banro;

(o)	“DRC” means the Democratic Republic of the Congo;

(p)	“Exchange and Support Agreement” has the meaning ascribed thereto in the recitals of this Share Purchase Agreement;

(q)
“Existing Permit” means each of the 13 exploitation permits relating to Banro’s Twangiza, Namoya, Lugushwa and Kamituga properties, and each of Banro’s 14 exploration permits, in each case as described in Banro’s Annual Information Form for the financial year ended December 31, 2012, as long as such permits continue to be held by Banro or a subsidiary thereof and/or Banro or a subsidiary thereof continues to retain an interest in the Existing Permit  and as such permits may be amended or otherwise modified from time to time;

(r)	“Former Share Purchase Agreement” has the meaning ascribed thereto in the recitals to this Share Purchase Agreement;

(s)
“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions;

(t)	“International Jurisdiction” has the meaning ascribed thereto in Subsection 4(l) of this Share Purchase Agreement;

(u)
“Law” means all applicable domestic, foreign, federal, national, state, provincial or local laws (statutory, common or otherwise), statutes, by-laws, rules, regulations, treaties, ordinances, conventions, orders, codes, policies, notices and directions (having the force of law) and judicial, arbitral, administrative, ministerial or departmental judgments, awards, injunctions, decrees, rulings or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

(v)
“Leased Premises” means the premises which are material to Banro or any of the Subsidiaries, and which Banro or any of the Subsidiaries occupy as tenant and which, for the avoidance of doubt, shall not include any mineral tenures;

(w)
“Material Adverse Effect” means any event, change, fact, state of facts, occurrence, effect or circumstance which, individually or in the aggregate, has or could reasonably be expected to have (i) a material and adverse effect on the business, affairs, capital, operation, properties, prospects, permits, contractual arrangements, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of Banro and its subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business or (ii) any fact, event or change that would result in the Public Disclosure Record containing a misrepresentation;

(x)
“Material Agreement” means any material note, indenture or other form of indebtedness and any material contract, agreement (written or oral), instrument, lease or other document to which Banro or any of the Subsidiaries is a party or by which a material portion of the assets of Banro and the Subsidiaries on a consolidated basis are bound, including the Note Indenture;

(y)
“Material Permit” means each of the 13 exploitation permits relating to Banro’s Twangiza, Namoya, Lugushwa and Kamituga properties, and each of Banro’s 14 exploration permits, in each case as described in Banro’s Annual Information Form for the financial year ended December 31, 2012;

(z)
“Material Properties” means the material mineral properties and projects of Banro and Subsidiaries, more particularly set out in Schedule “B” hereto (which schedule is incorporated into and forms part of this Share Purchase Agreement), including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a “Material Property”;

(aa)
“Note Indenture” means the indenture dated as of March 2, 2012 among Banro, the guarantors named on the signature pages thereto and Equity Financial Trust Company providing for the issuance of 10% senior secured notes due 2017;

(bb)	“NYSE” means the NYSE MKT LLC;

(cc)
“Offered Securities” means the Common Shares, Series A Shares, the Series B Shares, the Barbados Preferred Shares and the exchange right to be granted by Banro to holders of Barbados Preferred Shares pursuant to the Exchange and Support Agreement;

(dd)
“Outstanding Convertible Securities” means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any common shares or preferred shares of Banro or the Barbados Subsidiary, as applicable, or any other security convertible into or exchangeable for common shares or preferred shares of Banro or the Barbados Subsidiary, as applicable, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

(ee)	“Public Disclosure Record” means the press releases, the most recent annual information form, the most recent audited consolidated financial statements including the notes thereto and management’s discussion and analysis thereof, the respective interim consolidated financial statements including the notes thereto subsequent to the said audited financial statements and the management’s discussion and analysis thereof, the most recent management information circular and any material change report of Banro dated on or after January 1, 2013 published or filed by Banro with: (i) the securities regulatory authority in each of the Canadian Jurisdictions and publicly available on the System for Electronic Document Analysis and Retrieval; and (ii) the SEC and publicly available on the Electronic Data Gathering, Analysis, and Retrieval System, in each case filed prior to the date of this Agreement;

(ff)	“Purchased Barbados Preferred Shares” has the meaning ascribed thereto in the recitals of this Share Purchase Agreement;

(gg)	“Purchased Securities” has the meaning ascribed thereto in the recitals of this Share Purchase Agreement;

(hh)	“Purchased Series B Shares” has the meaning ascribed thereto in the recital of this Share Purchase Agreement;

(ii)	“Purchaser” has the meaning ascribed thereto in the recitals of this Share Purchase Agreement;

(jj)	“SEC” means the U.S. Securities and Exchange Commission;

(kk)	“Securities Commissions” means the securities commission or other securities regulatory authority in each of the Canadian Jurisdictions;

(ll)	“Securities Laws” means the Canadian Securities Laws, U.K. Securities Laws and U.S. Securities Laws and the rules and policies of the TSX and NYSE.

(mm)	“Series A Shares” means the Preferred Shares, Series A in the capital of Banro;
(nn)	“Series B Shares” means the Preferred Shares, Series B in the capital of Banro;

(oo)	“Share Purchase Agreement” means this share purchase agreement dated April 12, 2013 among Banro, the Barbados Subsidiary and the Purchaser;

(pp)
“Subsidiaries” means the entity or entities set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Share Purchase Agreement) in which Banro holds the percentages of securities or other ownership interests therein set forth;

(qq)	“Term Sheet” means the indicative term sheet attached hereto as Schedule “C”;

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)	“U.K. Securities Laws” means the applicable securities laws, regulations and rules of the United Kingdom;

(tt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder;

(uu)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder; and

(vv)
“U.S. Securities Laws” means the applicable blue sky or securities laws in any state or territory of the United States, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder.

2.	Payments

At the Closing, the Purchaser shall deliver the aggregate amount payable in respect of the Purchased Securities by wire transfer, certified cheque or bank draft drawn on a Canadian chartered bank or trust company in U.S. dollars and payable as specified by Banro and the Barbados Subsidiary.

3.	Closing

3.1
Closing of the sale of the Purchased Securities (the “Closing”) will be completed at the offices of Norton Rose Canada LLP, at 200 Bay Street, Suite 3800 in Toronto at 8:00 a.m. (Toronto time), or such other place or time as the Purchaser and Banro may agree upon (the “Closing Time”) on April 25, 2013, or such later date as the Purchaser, Banro and the Barbados Subsidiary may agree upon (the “Closing Date”).

4.	Representations, Warranties and Covenants of the Purchaser

By executing this Share Purchase Agreement, the Purchaser represents, warrants and covenants to Banro and the Barbados Subsidiary and acknowledges that Banro and the Barbados Subsidiary are relying thereon in entering into this Share Purchase Agreement that, as at the date hereof and at the Closing Time:

(a)
the Purchaser is aware of the characteristics of the Purchased Securities and the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of its investment in the Purchased Securities.  The Purchaser understands that it will not be able to resell the Purchased Series B Shares until expiry of any applicable hold period under applicable Securities Laws except in accordance with limited exemptions and compliance with other requirements of applicable law, and the Purchaser (and not Banro) is responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Securities Laws in connection with any resale of the Purchased Series B Shares;

(b)
the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser’s proposed investment in the Purchased Securities, including the relevant tax, accounting, legal, regulatory, currency and other economic considerations relevant to its investment in the Purchased Securities, and understands that (i) any payments that it may receive in respect of the Purchased Securities will vary based on factors outside of Banro’s and the Barbados Subsidiary’s control (including but not limited to the price of gold), (ii) the Barbados Subsidiary’s board of directors has no obligation to declare and pay dividends on the Barbados Preferred Shares, and (iii) any amounts that the Purchaser may be entitled to receive in respect of the Barbados Preferred Shares (including any dividends, redemption payments and liquidation payments) may be limited by applicable corporate law;

(c)
the Purchaser is aware that the certificates evidencing the Series B Shares will be endorsed with, or the ownership statement issued under a direct registration system or other electronic book-entry system will bear, a legend in substantially the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [INSERT DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(d)
the Purchaser is duly incorporated and is a valid and existing corporation, has the corporate power and authority to execute and deliver this Share Purchase Agreement, to subscribe for the Purchased Securities, to take all actions required pursuant hereto and to complete the transactions contemplated hereunder on the terms and conditions set forth herein and has taken all necessary corporate action in respect thereof;

(e)
the Purchaser has not been created solely or primarily to use exemptions from the registration and prospectus exemptions under applicable Securities Laws and has a pre-existing purpose other than to use such exemptions;

(f)
the execution and delivery of this Share Purchase Agreement and the performance and compliance with the terms hereof will not result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default or breach under, any term or provision of any constating documents, by-laws or resolutions of the Purchaser or to the knowledge of the Purchaser any indenture, contract, agreement (whether written or oral), instrument or other document to which the Purchaser is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

(g)
this Share Purchase Agreement has been duly and validly authorized, executed and delivered by the Purchaser and constitutes a legal, valid, binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(h)
the Purchaser has not received, nor has the Purchaser requested, nor does the Purchaser have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing or purporting to describe the business and affairs of Banro or any of its subsidiaries which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the purchase of the Purchased Securities;

(i)
except pursuant to the Exchange and Support Agreement and except as provided herein with respect to the listing of the Series A Shares issuable upon exchange of the Purchased Securities, no person has made any written or oral representation to the Purchaser that any person will re-sell or re-purchase the Purchased Series B Shares, or refund any of the purchase price of the Purchased Series B Shares, or that the Purchased Series B Shares will be listed on any exchange or quoted on any quotation and trade reporting system, or that application has been or will be made to list any such security on any exchange or quote the security on any quotation and trade reporting system, and no person has given any undertaking to the Purchaser relating to the future value or price of the Purchased Securities;

(j)
the Purchaser acknowledges that the Purchaser’s holding and disposition of the securities contemplated by this Share Purchase Agreement may have tax consequences under the laws of Canada, the United Kingdom, Barbados, and other applicable jurisdictions, and that the Purchaser is solely responsible for determining the tax consequences applicable to its particular circumstances and agrees that it is solely responsible for obtaining such legal, tax and other advice as the Purchaser considers appropriate in connection with the execution, delivery and performance of this Share Purchase Agreement and the transactions contemplated hereunder;

(k)
the Purchaser, whether acting as principal, trustee or agent, is neither (i) a “U.S. Person” (as defined in Rule 902(k) of Regulation S promulgated under the U.S. Securities Act), which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee is a U.S. Person, and any partnership or corporation organized or incorporated under the laws of the United States, nor (ii) purchasing the Purchased Securities for the account or benefit of a U.S. Person or a person in the United States or for resale in the United States, and the Series B Shares have not been offered to the Purchaser in the United States and the Purchaser was not in the United States when the order was placed or when this Share Purchase Agreement was executed and delivered;

(l)	the Purchaser is resident in the United Kingdom (the “International Jurisdiction”) and is a qualified investor as defined in section 86(7) of the Financial Services and Markets Act 2000 (“FSMA”);

(m)	the Purchaser is purchasing the Purchased Series B Shares as principal for its own account and not for the benefit of any other person;

(n)
the Purchaser is a person in the United Kingdom who: (i) is (A) an investment professional having professional experience in matters relating to investments for the purposes of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001(“Financial Promotion Order”), or (B) a person falling within Article 49(2)(A) to (D) ("High Net Worth Companies, unincorporated associations, etc") of the Financial Promotion Order, or (C) a person to whom an invitation or inducement to engage in investment activity  (within the meaning of section 21 of FSMA) in connection with the issue or sale of the Purchased Securities may otherwise lawfully be communicated; and (ii) has complied with and undertakes to comply with all applicable provisions of FSMA and other applicable Securities Laws with respect to anything done by it in relation to the Purchased Securities in, from or otherwise involving the United Kingdom;

(o)
the Purchaser confirms that, to the extent applicable to it, it is aware of, has complied and will comply with its obligations in connection with the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Terrorism Act 2006 and Part VIII of FSMA, it has identified its clients in accordance with the Money Laundering Regulations 2007 (as amended and supplemented) (the “Regulations”) and has complied fully with its obligations pursuant to the Regulations and will, as a condition precedent of any acceptance of this subscription, provide all such information and documents as may be required in relation to it (or any person on whose behalf it is acting as agent) that may be required by Banro or any agent or person acting for it in order to discharge any obligations under the Regulations;

(p)
none of the funds being used to purchase the Purchased Securities are to the Purchaser’s knowledge proceeds obtained or derived directly or indirectly as a result of illegal activities.  The funds being used to purchase the Purchased Securities which will be advanced by the Purchaser to Banro and the Barbados Subsidiary hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Purchaser acknowledges that Banro and the Barbados Subsidiary may in the future be required by law to disclose the Purchaser’s name and other information relating to this Share Purchase Agreement and the Purchaser's subscription hereunder, on a confidential basis, pursuant to the PCMLTFA.  To the Purchaser’s knowledge, none of the funds to be provided by the Purchaser are being tendered on behalf of a person or entity who has not been identified to the Purchaser, and the Purchaser shall promptly notify Banro and the Barbados Subsidiary if the Purchaser discovers that any of such representations cease to be true, and shall promptly provide Banro with all necessary information in connection therewith;

(q)	the Purchaser is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction;

(r)
the Purchaser is purchasing the Purchased Series B Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Purchased Securities under the applicable securities laws of the International Jurisdiction without the need to rely on an exemption;

(s)
to the knowledge of the Purchaser, the delivery of this Share Purchase Agreement and the issuance of the Purchased Securities to the Purchaser complies with all applicable laws of the Purchaser’s jurisdiction of residence or domicile and all other applicable laws;

(t)	the Purchaser agrees that in making its decision to purchase the Purchased Securities, it:

(i)
has not relied on any advice from or investigation that the Agent or any person acting on the Agent’s behalf may have conducted with respect to the Purchased Securities, Banro or the Barbados Subsidiary, and none of such persons has made any representation to the Purchaser, express or implied, with respect to Banro, the Barbados Subsidiary or the Purchased Securities; and

(ii)
has had access to all such information as it deems necessary or appropriate in connection with the transactions contemplated by this Agreement (which includes press announcements and other materials made publicly available by Banro including, without limitation, materials filed on SEDAR at www.sedar.com (collectively, the “Publicly Available Information”)) and will not hold the Agent responsible for any misrepresentations in or omissions from any Publicly Available Information or any other information it may have obtained, from the Agent or otherwise, about Banro, any of its subsidiaries or the transactions contemplated by this Agreement.

For greater certainty, none of the representations, warranties and covenants of the Purchaser in this Section 4 shall limit or modify the representations and warranties of Banro and the Barbados Subsidiary in Section 6 or the right of the Purchaser to rely thereon.

5.	Survival

The representations, warranties and covenants contained herein or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase, shall survive and continue in full force and effect and be binding upon Banro, the Barbados Subsidiary and the Purchaser, as applicable, notwithstanding the completion of the purchase of the Purchased Securities by the Purchaser pursuant hereto, or the subsequent disposition of the Purchased Securities by the Purchaser, subject to the limitations and other terms hereof, provided that the representations and warranties of each of the Purchaser, Banro and the Barbados Subsidiary shall survive the Closing for a period of two (2) years and, in the case of representations and warranties of Banro and the Barbados Subsidiary contained in Section 6.1 and Section 6.2, respectively, shall not be affected by any subsequent disposition of the Purchased Securities by the purchasers thereof, and shall not be limited or prejudiced by any investigation made by or on behalf of the Purchaser in connection with the purchase of the Purchased Securities. Without any limitation of the foregoing, the provisions contained in this Share Purchase Agreement in any way related to indemnification obligations shall survive and continue in full force and effect, indefinitely.

6.	Representations, Warranties and Covenants of Banro and the Barbados Subsidiary

6.1
Banro represents and warrants to the Purchaser and the Agent and acknowledges that the Purchaser and the Agent are relying on such representations and warranties in entering into this Share Purchase Agreement that, as at the date hereof and as at the Closing Time:

(a)
Good Standing of Banro. Banro is a corporation duly continued, validly existing, and in good standing under the laws of Canada and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under this Share Purchase Agreement, and Banro is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. Banro is, and will at the Closing Time be, in compliance in all material respects with the rules of the TSX and NYSE.

(b)
Good Standing of the Subsidiaries. Each Subsidiary listed on Schedule “A” hereto is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation. There exist no current valid orders or resolutions for the winding up of any of the Subsidiaries and no steps have been taken to effect the dissolution of any of the Subsidiaries. Each Subsidiary has the corporate power and authority to own, lease and operate its properties, permits and assets and to conduct its business as now carried on by it, and each Subsidiary is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the Laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(c)
Ownership of Subsidiaries. The issued and outstanding securities of the Subsidiaries listed on Schedule “A” hereto (including the shareholders thereof) are as set out in Schedule “A” hereto. Banro is the registered holder of the ownership interests of the Subsidiaries set out in Schedule “A” hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements in favour of Rawbank sarl in the aggregate principal amount of US$10,000,000 and as otherwise disclosed in the Public Disclosure Record) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. For greater certainty, any shares of the Subsidiaries recorded as being owned by individuals are being held by such individuals in trust for Banro and are being so held (rather than being held directly by Banro) due to corporate law requirements only. Banro is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business.

(d)
Public Filings. Banro has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws. Each such document or item of information filed by Banro under such laws, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Securities Commissions. Banro has not filed any confidential material change report with any securities regulatory authority or regulator, the TSX or the NYSE that at the date hereof remains confidential.

(e)
Financial Statements. Banro’s audited consolidated financial statements as at, and for the year ended, December 31, 2012 and 2011, together with the auditors’ report thereon and the notes thereto, together with any required reconciliation in accordance with the U.S. Securities Act and the SEC’s rules and guidelines, to U.S. generally accepted accounting principles have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with prior periods (except as disclosed in the Financial Statements) (the “Financial Statements”), (i) are, in all material respects, consistent with the books and records of Banro, contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of Banro for the periods covered thereby, (ii) present fairly, in all material respects, the financial position of Banro as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Banro, and (iv) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(f)	No Material Adverse Change in Business. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of

Banro from the position set forth in the Financial Statements or in press releases disseminated by Banro and publicly available on the System for Electronic Document Analysis and Retrieval and there has not been any change in the business, operations, earnings, capital, permits, prospects, condition (financial or otherwise) or results of operations of Banro and the Subsidiaries (taken as a whole) since December 31, 2012 that could reasonably be expected to have a Material Adverse Effect, and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Public Disclosure Record, that could reasonably be expected to have a Material Adverse Effect that have not been disclosed in the Public Disclosure Record.

(g)
Authorization and Enforceability. Banro has the corporate power and authority to execute and deliver this Share Purchase Agreement, to take all actions required pursuant hereto and to complete the transactions contemplated hereunder (including the Contemporaneous Offering) on the terms and conditions set forth herein and has taken all necessary corporate action in respect thereof. This Share Purchase Agreement and the Contemporaneous Offering Agency Agreement has each been duly authorized, executed and delivered by Banro and this Share Purchase Agreement and the Contemporaneous Offering Agency Agreement constitutes a valid and binding obligation of Banro enforceable against Banro in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(h)
Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, now pending or, to the knowledge of Banro, threatened against or affecting Banro or any Subsidiary, which is required to be disclosed in the Public Disclosure Record and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect, or which if adversely determined, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Material Properties or assets of Banro or any Subsidiary or which if determined adversely would, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Share Purchase Agreement and the Contemporaneous Offering Agency Agreement or the performance by Banro of its obligations hereunder or thereunder. No order ceasing or suspending trading in any securities of Banro or the trading of any of Banro’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of Banro, pending or threatened.

(i)
Investment Company Act. Banro is not and, after giving effect to the Closing and the sale of the Purchased Securities and the application of the proceeds therefrom will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(j)
Authorization and Description of the Series A Shares and Series B Shares.  The Purchased Securities to be issued and sold as contemplated by this Agreement have been, or prior to the Closing Time will be, duly authorized for issuance and sale, and the Purchased Securities when issued and delivered by Banro or the Barbados Subsidiary, as applicable, pursuant to this Share Purchase Agreement against payment of the consideration set forth herein, will be duly created and validly issued as fully paid and non-assessable preferred shares in the capital of Banro or the Barbados Subsidiary, as applicable.  1,200,000 Series A Shares have been, or prior to the Closing Time will be, duly authorized and reserved for issuance upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares).  The Series A Shares when issued and delivered by Banro pursuant to the terms of the Exchange and Support Agreement will be duly created and validly issued as fully paid and non-assessable preferred shares in the capital of Banro.

(k)
Standing Under Canadian Securities Laws. Banro is a “reporting issuer” (or its equivalent) under Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. Banro is not in default in any material respect of the requirements of Canadian Securities Laws and Banro is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Canadian Jurisdictions.

(l)
Standing Under U.S. Securities and Tax Laws. To the knowledge of Banro, as of the date hereof, Banro is not a “controlled foreign corporation,” as such term is defined in the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation. Banro is, and upon Closing, and assuming the anticipated use of the proceeds from the sale of the Purchased Securities hereunder, will be a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act.

(m)	Authorized Capital. As at the date hereof, the authorized share capital of Banro consists of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

(n)
Issued Shares. As at the close of business on April 11, 2013, 201,882,038 common shares and no preference shares of Banro were issued and outstanding as fully paid and non-assessable securities of Banro.

(o)
Listing of Common Shares. The common shares of Banro are listed and posted for trading on the TSX and on the NYSE and Banro is not in default in any material respect of any of the listing requirements of the TSX and the NYSE applicable to Banro. No stock exchange or shareholder approval is required for the issuance and sale of the Offered Securities or the issuance of Series A Shares upon exchange of the Barbados Preferred Shares other than the issuance and sale of the Offered Securities and the issuance of Series A Shares upon the exchange of the Barbados Preferred Shares (together with a corresponding number of Series B Shares) which will require the approval of the TSX.

(p)
Listing of Series A Shares. Prior to the Closing Time, all necessary notices and filings will be made with, and all necessary consents, approvals and authorization obtained by Banro, from a Canadian stock exchange, for the listing of the Series A Shares including Series A Shares issuable on the exchange of the Purchased Securities.

(q)
Subsidiaries. The Subsidiaries listed on Schedule “A” under the heading “Material Subsidiaries” are the only “significant subsidiaries” of Banro as defined by Rule 1-02 of Regulation S-X of the U.S. Securities Act or that are otherwise material to Banro. All other subsidiaries of Banro have no liabilities that would be, individually or in the aggregate, material to Banro and the Subsidiaries on a consolidated basis.

(r)
Transfer Agent and Registrar. Equity Financial Trust Company, at its principal offices in the City of Toronto, Ontario, has been duly appointed transfer agent and registrar for the common shares of Banro and the Series A Shares.

(s)
Outstanding Convertible Securities. Except as disclosed in this Share Purchase Agreement, the Public Disclosure Record or to the TSX via Form 1 pursuant to monthly notification requirements, no person, firm or corporation, as of the date hereof has any Outstanding Convertible Securities.

(t)
Agreements Affecting Voting or Control. To the knowledge of Banro, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of Banro or any of the Subsidiaries.

(u)	Conduct of Business.

(i)
Other than pursuant to the Note Indenture, Banro is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Banro or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially adversely affects the business practices, operations or condition of Banro.

(ii)
Except as set forth in the Public Disclosure Record, Banro and each of the Subsidiaries is licensed, registered or qualified, as applicable, in the respective jurisdictions in which Banro and each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable Banro and each of the Subsidiaries to own, lease and operate its property and assets where the failure to do so would have a Material Adverse Effect, and all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing. Without limitation to the foregoing, Banro and the Subsidiaries have complied with all public filing requirements required to be filed under the laws of the DRC in relation to the Subsidiaries, the Material Properties and the Material Permits.

(iii)
Banro or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which Banro or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licences or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule “B” hereto. The representations in this paragraph (iii) are subject to future risks arising out of possible changes in mining and/or investment policies in the DRC, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC (“DRC Risks”) but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by Banro’s counsel in the DRC, in form and substance satisfactory to the Purchaser, subject to any qualifications contained therein.

(v)	Material Properties, Business and Assets.

(i)
Banro and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business and with all Laws, regulations, tariffs, rules, orders and directives material to its operation, including all applicable Laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and Banro has not nor has any Subsidiary received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties and the Material Permits.

(ii)
Banro and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the respective material assets of Banro and the Subsidiaries, as applicable, including the contractual agreements pursuant to which Banro and the Subsidiaries have an interest in the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties, including the Material Permits. No other property rights are necessary for the conduct of Banro’s or any Subsidiary’s business, as currently conducted, in respect of the Material Properties. Except as contemplated in such contractual arrangements and subject only to the provisions of the laws of the DRC applicable to Banro, there are no restrictions on the ability of Banro or any Subsidiary to use, transfer or otherwise exploit any such property rights, and Banro does not know of any claim or basis for a claim that may adversely affect such rights. Without limitation to the foregoing, the Subsidiaries have the full right to use all of the surface area pertaining to the Material Properties and, subject only to the provisions of the laws of the DRC applicable to Banro or any Subsidiary, no other user of the surface, nor any occupier thereof, is entitled to any compensation or rights of relocation should the Subsidiaries engage in construction activities that interfere with other uses of the surface. The representations in this paragraph (ii) are subject to DRC Risks (save as qualified by the provisions of Section 6.1(u)(iii) above).

(iii)
Neither Banro nor any Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of Banro and the Subsidiaries, including the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties or any activities previously in relation to the Material Properties, other than as disclosed in the Public Disclosure Record. Without limitation to the foregoing, neither Banro nor any of the Subsidiaries have any outstanding liabilities or payment obligations arising from the winding up of any entity within Banro’s group which was the holder of property rights relating to the material assets of Banro and the Subsidiaries.

(iv)
Any and all agreements pursuant to which Banro and each Subsidiary holds any of its material assets, including the Material Properties and the Material Permits, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law), Banro is not nor is any Subsidiary in default in any material respect of any of such agreements, including failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, Banro is not aware of any disputes (except such as has been disclosed to the Agent in writing) with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses, concessions, patented and unpatented claims pursuant to which Banro and each Subsidiary derives its interest in such material assets are (except such as has been disclosed to the Agent in writing) in good standing and there has been (except such as has been disclosed to the Agent in writing) no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. The representations in this paragraph (iv) are subject to DRC Risks (save as qualified by the provisions of Section 6.1(u)(iii) above).

(v)	None of Banro nor any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

A.
the purchase of any Material Property, Material Permit, permit or assets or any interest therein or the sale, transfer or other disposition of any Material Property, Material Permit, permit or assets or any interest therein currently owned, directly or indirectly, by Banro or any Subsidiary whether by asset sale, transfer of shares or otherwise that, in each case, would be material to Banro and its Subsidiaries as a whole; or

B.
the change of control (by sale or transfer of shares or sale of all or a substantial portion of the Material Properties, Material Permits, permits and assets of Banro or any Subsidiary or otherwise) of Banro or any Subsidiary.

(w)
Permits, Licenses, etc. Except as disclosed in the Public Disclosure Record, each of Banro and its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws. Banro and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate national, federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now conducted by them except where the failure so to possess would not, individually or in the aggregate, have a Material Adverse Effect; Banro and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither Banro nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect; and none of the Governmental Licenses contains any term, provision, condition or limitation which would have a Material Adverse Effect.

(x)
Auditors. The auditors of Banro, who audited the Financial Statements (i) are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of NI 51-102) with the present auditor of Banro, and (ii) are independent public accountants as required by the U.S. Securities Act during the periods covered by the Financial Statements.

(y)
Insurance. Banro maintains insurance policies with respect to directors’ and officers’ liability and its business premises in Toronto, Ontario. All such policies of insurance are in full force and effect and Banro is in compliance with the terms of such policies in all material respects. There are no material claims by Banro under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Banro covenants that it shall, and shall cause its Subsidiaries to, as soon as reasonably possible obtain insurance against such losses and risks and in such amounts as are customary in the business in the jurisdiction(s) in which it is engaged.

(z)	Taxes.

(i)
Banro and each of the Subsidiaries have filed all national, federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against Banro or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

(ii)
Banro and each of the Subsidiaries have established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of Banro or any of the Subsidiaries, and there are no audits known by Banro’s management to be pending of the tax returns of Banro or any of the Subsidiaries (whether national, federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(iii)
No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of Banro or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(iv)
There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this

Share Purchase Agreement or the issuance by Banro or sale by Banro of the Series B Shares.

(aa)
Material Agreements. Each of Banro and the guarantors is in material compliance with its obligations under the Note Indenture and Banro has not received any notice from the Trustee thereunder of any Default (as defined in the Note Indenture) nor is there any basis upon which such a notice could be given by the Trustee.  Neither Banro nor any of the Subsidiaries is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect.

(bb)
Corporate Records. The minute books and records of Banro and each of the Subsidiaries contain copies of all significant or material proceedings or drafts thereof, of the shareholders, the boards of directors and all committees of the boards of directors of Banro and the Subsidiaries from their respective dates of incorporation. There have been no meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of Banro or any of the Subsidiaries not reflected in such minute books and other records.

(cc)
Dividends. There is not, in the articles of Banro nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Banro is a party (other than the Note Indenture, a true copy of which has been provided to the Purchaser, including all amendments thereto), any restriction upon or impediment to the declaration of dividends by the directors of Banro or the payment of dividends by Banro to the holders of common shares of Banro or the Series A Shares. During the previous 12 months, Banro has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or other securities or agreed to do any of the foregoing.

(dd)	Leased and Owned Premises.

(i)
With respect to each of the Leased Premises, Banro or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which Banro or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The completion of the transactions described herein by Banro will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ii)
Any real property (and the buildings constructed thereon) in which Banro and each Subsidiary has an interest (the “Real Property”) and the operations thereon are, to the best of Banro’s knowledge, in compliance with all material applicable national, federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits, whether foreign or domestic. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any national, federal, provincial, state or municipal environmental, health or safety statute or regulation, whether foreign or domestic, or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in subparagraph (ff)(i) of this Section 6.1) into the environment.

(ee)
Labour Disruptions. There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of Banro’s or the Subsidiaries’ business. Banro’s employment contracts with all senior employees are in good standing and in full force and effect. Except as disclosed in the Public Disclosure Record, no current or former director, officer, shareholder, employee or independent contractor of Banro or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to Banro or any Subsidiary, other than with respect to advances made by Banro to its employees from time to time in the ordinary course of Banro’s business.

(ff)
Debt Instruments. Other than as disclosed in the Public Disclosure Record and/or the Financial Statements or as disclosed in writing to the Purchaser, neither Banro nor any of the Subsidiaries is a party to, bound by or subject to: (i) any material debt instrument; or (ii) any agreement, contract or commitment to create, assume or issue any material debt instrument.

(gg)	Environmental Matters.

(i)
Neither Banro nor any Subsidiary has filed any notice under any national, federal, provincial, state or municipal law, whether domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Material (as hereinafter defined). To the best of Banro’s knowledge, except in compliance with applicable environmental laws, none of the Real Property or Leased Premises has at any time been used by Banro or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of Banro’s knowledge, neither Banro nor any Subsidiary has any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither Banro nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable national, federal, provincial, state or municipal legislation, foreign or domestic) on any of the Real Property or Leased Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health. To the best of Banro’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health.

(ii)
Without limiting the generality of Section 6.1(gg)(i), Banro and, to the best of Banro’s knowledge, each of the Subsidiaries: (A) has operated the Real Property and the Leased Premises; and (B) has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

(iii)
There are no orders, rulings or directives issued, pending or, to the knowledge of Banro, threatened against Banro or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of Banro or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect. Without limitation to the foregoing, neither Banro nor any of the Subsidiaries have, any existing liabilities with regard to mining operations carried on within the boundaries of the Material Properties, including, without limitation, tin and gold mining operations.

(iv)
No notice with respect to any of the matters referred to in this Section 6.1(gg), including any alleged violations by Banro or any of the Subsidiaries with respect thereto has been received by Banro or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of Banro or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or to the knowledge of Banro threatened, which would have a Material Adverse Effect. There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(hh)
Absence of Defaults and Conflicts. Neither Banro nor any of the Subsidiaries is in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which Banro or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of Banro or any Subsidiary is subject (collectively, “Agreements and Instruments”), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of this Share Purchase Agreement (including the authorization, issuance, sale and delivery of the Purchased Securities and the use of the proceeds from the sale of the Purchased Securities and compliance by Banro with its obligations hereunder), the Exchange and Support Agreement and the Contemporaneous Offering Agency Agreement (including the authorization, issuance, sale and delivery of the Series A Shares and Banro common shares thereunder and the use of proceeds from the sale of such securities and compliance by Banro with its obligations thereunder) have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as hereinafter defined) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Banro or any Subsidiary pursuant to the Agreements and Instruments, nor will such action result in a conflict with the articles or bylaws of Banro or any Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over Banro or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by Banro or any Subsidiary.

(ii)
Mineral Information. The information relating to the estimates by Banro of its mineral resources and mineral reserves has been reviewed and verified by Banro or independent consultants to Banro as disclosed in the Public Disclosure Record and, except as disclosed in the Public Disclosure Record, the mineral resource and mineral reserve information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral resources and mineral reserves has been verified and the information upon which the estimates of resources and reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Public Disclosure Record.

(jj)
Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by Banro of its obligations under this Share Purchase Agreement, in connection with the proposed distribution, issuance or sale of the Series B Shares hereunder, or the consummation of the transactions contemplated by this Share Purchase Agreement or the Contemporaneous Offering except for applicable stock exchange approvals as set out in Section 6.1(o), and Section 6.1(p) and the necessary, consents, approvals and authorization from the TSX and the NYSE MKT LLC for the Contemporaneous Offering.

(a)	Shareholder Approval. This Share Purchase Agreement and the Contemporaneous Offering and the transactions contemplated hereby and thereby do not require approval by the Company’s shareholders.

(kk)
Other Reports and Information. There are no reports or information that in accordance with the requirements of any of the Canadian Jurisdictions must be made publicly available as of the date hereof in connection with the distribution of the Offered Securities that have not been made publicly available as required.

(ll)
Unlawful Payments. Neither Banro nor any of its Subsidiaries or affiliates nor, to the knowledge of Banro, any director, officer, employee or agent acting on behalf of Banro or any of its Subsidiaries or affiliates, has:

(i)
directly or indirectly made any payment, offer to pay, promise to pay, or authorization of payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(ii)
failed to disclose any payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(iii)	used any corporate funds, or personal funds on behalf of Banro or any of its Subsidiaries or affiliates, for any gift, entertainment or other expense in violation of any Law;

(iv)	violated or is in violation of any applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977;

(v)	made any payment, bribe, rebate, payoff, influence payment or kickback in violation of any Law; or

(vi)	engaged in any activity or conduct that has resulted or will result in a violation of any applicable provisions of the UK Bribery Act of 2010.

(mm)
Accounting Controls. Except as described in the Public Disclosure Record, Banro and each of the Subsidiaries (i) have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the U.S. Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by Banro and its subsidiaries in the reports they file or submit under the U.S. Exchange Act is accumulated and communicated to management of Banro, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. Banro also maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(nn)
Currency and Foreign Transactions Reporting Act. The operations of Banro and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and other applicable money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Banro or any of its Subsidiaries with respect to the Money Laundering Laws ispending or, to the knowledge of Banro, threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(oo)
Office of Foreign Assets Control of the US Treasury Department. Neither Banro nor any of its Subsidiaries nor, to the knowledge of Banro, any director, officer, agent, employee or affiliate of Banro or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and Banro will not directly or indirectly use the proceeds from the sale of the Series B Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(pp)
Public Disclosure Record.  The Public Disclosure Record does not and, as of the Closing Time, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.2
Banro and the Barbados Subsidiary jointly and severally represent and warrant to the Purchaser and the Agent and acknowledges that the Purchaser and the Agent are relying on such representations and warranties in entering into this Share Purchase Agreement that, as the date hereof and as at the Closing Time:

(a)
Good Standing of the Barbados Subsidiary. The Barbados Subsidiary is a company duly incorporated, validly existing, and in good standing under the laws of Barbados and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under this Share Purchase Agreement, and the Barbados Subsidiary is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b)
Authorization and Enforceability. The Barbados Subsidiary has the corporate power and authority to execute and deliver this Share Purchase Agreement, to create, issue and sell the Purchased Barbados Preferred Shares, to take all actions required pursuant hereto and thereto and to complete the transactions contemplated hereunder and thereunder on the terms and conditions set forth herein and therein and has taken or will take all necessary corporate action in respect thereof. This Share Purchase Agreement has been duly authorized, executed and delivered by the Barbados Subsidiary and this Share Purchase Agreement constitutes a valid and binding obligation of the Barbados Subsidiary enforceable against the Barbados Subsidiary in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(c)	Investment Company Act. The Barbados Subsidiary is not and, after giving effect to the Closing and the sale of the Barbados Preferred Shares and the application of the proceeds therefrom, will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(d)
Securities Act. The Barbados Subsidiary is not and after the issue of the Barbados Preferred Shares will not be required to be registered as a “securities company” pursuant to the Securities Act, Cap. 318A of the laws of Barbados.

(e)
Standing Under U.S. Securities and Tax Laws. To the knowledge of the Barbados Subsidiary, as of the date hereof, the Barbados Subsidiary is not a “controlled foreign corporation,” as such term is defined in the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation. The Barbados Subsidiary is, and upon Closing, and assuming the anticipated use of the proceeds from the sale of the Purchased Securities hereunder, will be a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act.

(f)
Authorized Capital. As at the date hereof, the authorized share capital of the Barbados Subsidiary consists of an unlimited number of common shares without nominal or par value and at the Closing Date will consist of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value.

(g)
Issued Shares. As at the close of business on April 11, 2013, 100 common shares were issued and outstanding as fully paid and non-assessable shares of the Barbados Subsidiary, all of which are owned by Banro. At Closing, the aggregate number of Barbados Preferred Shares and Series B Shares issued and outstanding will be 1,200,000 Barbados Preferred Shares and 1,200,000 Series B Shares and 116,000 Series A Shares will be outstanding.

(h)	Outstanding Convertible Securities. No person, firm or corporation, as of the date hereof, has any Outstanding Convertible Securities.

(i)
Corporate Records. The minute books and records of the Barbados Subsidiary contain copies of all significant or material proceedings or drafts thereof, of the shareholders, the boards of directors and all committees of the boards of directors of the Barbados Subsidiary from its respective dates of incorporation. There have been no meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Barbados Subsidiary not reflected in such minute books and other records.

(j)
Dividends. There is not, in the articles of the Barbados Subsidiary nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Barbados Subsidiary is a party, any restriction upon or impediment to the declaration of dividends by the directors of the Barbados Subsidiary or the payment of dividends by the Barbados Subsidiary to the holders of the Barbados Preferred Shares.  During the previous 12 months, the Barbados Subsidiary has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or agreed to do any of the foregoing.

(k)	Absence of Defaults and Conflicts. The Barbados Subsidiary is not in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Barbados Subsidiary is a party or by which it may be bound, or to which any of the property or assets of the Barbados Subsidiary is subject (collectively, the “Barbados Agreements and Instruments”). The execution, delivery and performance of this Share Purchase Agreement (including the authorization, issuance, sale and delivery of the Barbados Preferred Shares and compliance by the Barbados Preferred Shares with its obligations hereunder) have been or on the Closing Date will have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Barbados Repayment Event (as hereinafter defined) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Barbados Subsidiary pursuant to the Barbados Agreements and Instruments, nor will such action result in a conflict with the articles or bylaws of the Barbados Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Barbados Subsidiary or any of its assets, properties or operations. As used herein, a “Barbados Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Barbados Subsidiary.

(l)
Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by the Barbados Subsidiary of its obligations under this Share Purchase Agreement, in connection with the proposed distribution, issuance or sale of the Barbados Preferred Shares hereunder, or the consummation of the transactions contemplated by this Share Purchase Agreement, other than the filing of the Articles of Amendment to create the Barbados Preferred Shares and the issue of a Certificate of Amendment by the Registrar, Corporate Affairs and Intellectual Property Office, Barbados.

7.	Additional Covenants

7.1	Banro hereby covenants and agrees as follows:

(i)
Banro shall make or cause to be made all necessary notifications of and filings with all applicable securities regulatory authorities including those required under applicable Securities Laws in connection with the issuance and sale of the Offered Securities and the issuance of Series A Shares upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares) and shall use Banro’s best efforts to obtain the approval of the TSX to permit the issuance and sale of the Offered Securities and the issuance of Series A Shares upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares) and the listing of the Series A Shares (including the Series A Shares issuable upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares), on or prior to the Closing Date;

(ii)
Banro shall, from and including the date of this Share Purchase Agreement through to and including the Closing Time, use its commercially reasonable efforts to ensure that all of the representations and warranties of Banro and the Barbados Subsidiary contained in this Share Purchase Agreement or any certificates or documents delivered by it or the Barbados Subsidiary pursuant to this Share Purchase Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of Banro or the Barbados Subsidiary contained in this Share Purchase Agreement or any certificates or documents delivered by it pursuant to this Share Purchase Agreement untrue or incorrect and use its commercially reasonable efforts to cause all conditions in this Share Purchase Agreement to be satisfied;

(iii)
Banro will comply and cause the Barbados Subsidiary to comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the sale of the Offered Securities, including all applicable Securities Laws but on the basis that the Purchaser's representations, warranties and covenants in Section 4 are true and accurate (and any inaccuracy in such representations and warranties shall not impose any greater obligation on Banro under this clause);

(iv)
Banro will notify the Purchaser promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to Banro or the Barbados Subsidiary, the purchase and sale of the Offered Securities or any other event or state of affairs that may be relevant to the Purchaser;

(v)
Banro will use and cause the net proceeds from the sale of the Offered Securities for further development of Banro’s Namoya project and for administrative and general expenses and working capital of Banro;

(vi)
Banro shall forthwith notify the Purchaser of any breach of any covenant of this Share Purchase Agreement or the Contemporaneous Offering Agency Agreement, or upon it becoming aware that any representation or warranty of Banro contained in this Share Purchase Agreement or the Contemporaneous Offering Agency Agreement is, has or will become untrue or inaccurate in any material respect or of any event or development affecting Banro or Barbados Subsidiary that might make it inadvisable for the Purchaser to purchase the Purchased Securities;

(vii)
Banro shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such act, documents and things as the Purchaser may reasonably require from time to time for the purpose of giving effect to this Share Purchase Agreement; and

(viii)
Banro shall use its reasonable best efforts to ensure that the information required to compute the “Monthly Production Level” (as such term is defined in the Term Sheet) for purposes of calculating the amount of dividends payable on the Barbados Preferred Shares in respect of each “Dividend Payment Date” (as such term is defined in the Term Sheet) shall be completed and disclosed in sufficient time to enable the directors of the Barbados Subsidiary to declare the dividends accruing due on each Dividend Payment Date in accordance with the Term Sheet.

7.2	Banro and the Barbados Subsidiary hereby jointly and severally covenant and agree as follows:

(i)
the Barbados Subsidiary shall make all necessary filings related to the filing of the Articles of Amendment to create the Barbados Preferred Shares and the issue of a Certificate of Amendment by the Registrar, Corporate Affairs and Intellectual Property Office, Barbados;

(ii)
the Barbados Subsidiary shall, from and including the date of this Share Purchase Agreement through to and including the Closing Time, use its commercially reasonable efforts to ensure that all of the representations and warranties of the Barbados Subsidiary contained in this Share Purchase Agreement or any certificates or documents delivered by it pursuant to this Share Purchase Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Barbados Subsidiary contained in this Share Purchase Agreement or any certificates or documents delivered by it pursuant to this Share Purchase Agreement untrue or incorrect and use its commercially reasonable efforts to cause all conditions in this Share Purchase Agreement to be satisfied;

(iii)
the Barbados Subsidiary will comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the sale of the Barbados Preferred Shares, but on the basis that the Purchaser's representations, warranties and covenants in Section 4 are true and accurate (and any inaccuracy in such representations and warranties shall not impose any greater obligation on the Barbados Subsidiary under this clause);

(iv)
the Barbados Subsidiary will notify the Purchaser promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to the Barbados Subsidiary, the purchase and sale of the Barbados Preferred Shares or any other event or state of affairs that may be relevant to the Purchaser;

(v)
the Barbados Subsidiary shall forthwith notify the Purchaser of any breach of any covenant of this Share Purchase Agreement, or upon it becoming aware that any representation or warranty of the Barbados Subsidiary contained in this Share Purchase Agreement is, has or will become untrue or inaccurate in any material respect or of any event or development affecting Banro or the Barbados Subsidiary that might make it inadvisable for the Purchaser to purchase the Purchased Securities; and

(vi)
the Barbados Subsidiary shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such act, documents and things as the Purchaser may reasonably require from time to time for the purpose of giving effect to this Share Purchase Agreement.

8.	Termination
8.1
In addition to any other remedies which may be available to the Purchaser, the Purchaser shall be entitled, at its option, to terminate and cancel, without any liability, its obligations under this Share Purchase Agreement, by giving written notice to Banro and the Barbados Subsidiary at any time at or prior to the Closing Time on the Closing Date if at any time prior to the Closing:

(i)
there shall have occurred in the opinion of the Purchaser acting reasonably and in good faith (i) any adverse material change in relation to Banro or the Barbados Subsidiary or a development that could result in an adverse material change in relation to Banro or the Barbados Subsidiary that would reasonably be expected to adversely affect the value or marketability of the Purchased Securities or the Series A Shares or (ii) any event or development that would make it inadvisable for the Purchaser to purchase the Purchased Securities;

(ii)
there shall have occurred any change in applicable Securities Laws, or any inquiry, investigation or other proceeding is announced, instituted or threatened or any order is made or issued under or pursuant to any statute of any jurisdiction in Canada, the United States or Barbados or regulatory authority in relation to Banro or the Barbados Subsidiary or any of its securities, which, in the opinion of the Purchaser, acting reasonably and in good faith, prevents or restricts the distribution of the Purchased Securities, adversely affects or might reasonably be expected to adversely affect the value or marketability of the Purchased Securities or the Series A Shares;

(iii)
there should develop, occur or come into effect or existence any unforeseen event, action, state, condition or major financial occurrence of national or international consequence including any act of terrorism, war or like event or any Law or regulation, which, in the opinion of the Purchaser, acting reasonably and in good faith, might reasonably be expected to affect the value of the Purchased Securities or the Series A Shares;

(iv)
without in any way limiting any of the foregoing, if at any time, Banro or any of its subsidiaries receives any notice (whether written or oral) from the Ministry of Mines in the DRC or any other Governmental Authority of the DRC (the “DRC State”), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of the Purchaser, withdraws or purports to withdraw any benefits currently held by Banro pursuant to its mining convention with the DRC State (including with regard to exemptions granted to Banro under the taxation laws, import and export laws and royalty laws under the terms of such convention);

(v)	the Closing has not occurred on or before May 3, 2013;

(vi)	the Agency Agreement or the Contemporaneous Offering Agency Agreement is terminated; and

(vii)	the Purchaser is not satisfied, acting reasonably and in good faith, with the results of its due diligence investigation of Banro, the Barbados Subsidiary or the Subsidiaries.

8.2
Each of Banro and the Barbados Subsidiary agrees that all material terms and conditions of this Share Purchase Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by Banro or the Barbados Subsidiary to comply with any such conditions shall entitle the Purchaser to terminate its obligations under this Share Purchase Agreement by notice to that effect given to Banro and the Barbados Subsidiary at or prior to the Closing Time, unless otherwise expressly provided in this Share Purchase Agreement. The Purchaser may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Purchaser only if such waiver or extension is in writing and signed by the Purchaser.

8.3
The Purchaser shall make reasonable best efforts to give notice to Banro and the Barbados Subsidiary (in writing or by other means) of the occurrence of any of the events referred to Section 8.1 or Section 8.2, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Purchaser to exercise this right at any time prior to or at the Closing Time.

9.	Conditions of Closing

The obligations of the Purchaser to complete the purchase of the Purchased Securities and to perform all other obligations hereunder shall be conditional upon the following conditions being fulfilled, complied with or completed to the satisfaction of the Purchaser:

(a)
Purchased Securities.  The Purchased Securities to be issued and sold under this Share Purchase Agreement by Banro and the Barbados Subsidiary shall have been duly and validly issued by Banro and the Barbados Subsidiary, as applicable.

(b)
TSX Approval. Banro will have obtained TSX conditional approval for the issuance and sale of the Offered Securities, including the issuance of Series A Shares upon the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares), subject only to compliance with the customary conditions of the TSX, excluding, for greater certainty, any shareholder approval.

(c)
Listing of Series A Shares. Banro will have obtained, from a Canadian stock exchange, conditional approval for the listing of the Series A Shares, including the Series A Shares issuable on the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares), subject only to compliance with the customary conditions of such exchange, excluding, for greater certainty, any shareholder approval.

(d)	Certificates of Officers of Banro. Banro delivering at the Closing Time a certificate signed by two directors or senior officers of Banro with respect to:

(i)	the constating documents of Banro;

(ii)	the resolutions of the directors relevant to this Share Purchase Agreement; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to the Purchaser.

(e)
Certificate of Officers of the Barbados Subsidiary. The Barbados Subsidiary delivering at the Closing Time a certificate signed by two directors or senior officers of the Barbados Subsidiary with respect to:

(i)	the constating documents of the Barbados Subsidiary;

(ii)	the resolutions of the directors relevant to this Share Purchase Agreement; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to the Purchaser.

(f)
Certificates of Status. Banro delivering at the Closing Time certificates of status or the equivalent for each of Banro, the Barbados Subsidiary and each Subsidiary, each dated within two (2) days of the Closing Date.

(g)
Bringdown Certificate of Officers of Banro. Banro delivering at the Closing Time a certificate signed on behalf of Banro by the Chief Executive Officer of Banro and the Chief Financial Officer of Banro, addressed to the Purchaser and dated the Closing Date, in a form satisfactory to the Purchaser’s counsel, acting reasonably, certifying for and on behalf of Banro, and not in their personal capacities, that:

(i)
Banro has complied in all material respects with all covenants and satisfied all terms and conditions of this Share Purchase Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(ii)
no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of Banro or prohibiting the sale of the Offered Securities or the issuance of Series A Shares upon exchange of the Barbados Preferred Shares and/or any of Banro’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)	Banro is a “reporting issuer” (or its equivalent) under the applicable Canadian Securities Laws, not in default of such Securities Laws in any material respect;

(iv)
no material change (as defined in the Securities Act (Ontario)) relating to Banro, and the Subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

(v)
since the date of the Financial Statements, there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of Banro and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; and

(vi)
all of the representations and warranties made by Banro in this Share Purchase Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(h)
Bringdown Certificate of Officers of the Barbados Subsidiary. The Barbados Subsidiary delivering at the Closing Time a certificate signed on behalf of the Barbados Subsidiary by the President of the Barbados Subsidiary and the Secretary of the Barbados Subsidiary, addressed to the Purchaser and dated the Closing Date, in a form satisfactory to the Purchaser’s counsel, acting reasonably, certifying for and on behalf of the Barbados Subsidiary, and not in their personal capacities, that:

(i)
the Barbados Subsidiary has complied in all material respects with all covenants and satisfied all terms and conditions of this Share Purchase Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date; and

(ii)
all of the representations and warranties made by the Barbados Subsidiary in this Share Purchase Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(i)
Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Banro or prohibiting the sale of the Purchased Securities and/or any of Banro’s or the Barbados Subsidiary’s issued securities and no proceeding for such purpose being pending or, to the knowledge of Banro, threatened by any securities regulatory authority or stock exchange in Canada or the United States.  At the Closing Time, no order, ruling or determination having the effect of prohibiting the issue of the Barbados Preferred Shares and no proceeding for such purpose being pending or, to the knowledge of the Barbados Subsidiary, threatened by any person in Barbados.

(j)
Auditor Comfort Letters. Banro having caused its auditors to deliver to the Agents a “long-form” comfort letter or letters dated the Closing Date, in form and substance satisfactory to the Agent, addressed to the Agent, from Deloitte LLP, the auditors of Banro, and based on a review completed not more than two Business Days prior to the date of the letter, verifying the financial information and accounting data and other numerical data of a financial nature contained in the Public Disclosure Record.

(k)
Opinion of Canadian Counsel to Banro. The Purchaser receiving at the Closing Time, favourable legal opinions of Norton Rose Canada LLP, Canadian counsel to Banro and local counsel acceptable to counsel to Banro, counsel to the Purchaser, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of Banro), to the effect set forth below and to such further effect as counsel to the Purchaser may reasonably request:

(i)	Banro having been continued and existing under the laws of Canada and has not been dissolved;

(ii)	Banro having all necessary corporate capacity and power to own, lease and operate its properties and assets and to conduct its business at and in the places where such properties and assets are now owned, leased or operated or such business is now conducted;

(iii)
the authorized share capital of Banro consisting of an unlimited number of common shares and an unlimited number of preference shares issuable in series, and the number of issued and outstanding Series A Shares, Series B Shares and common shares of Banro;

(iv)
all necessary corporate action having been taken by Banro to authorize the execution and delivery of and performance of its respective obligations under this Share Purchase Agreement, the Exchange and Support Agreement and the Contemporaneous Offering Agency Agreement;

(v)
Banro has full corporate power and authority to enter into this Share Purchase Agreement and the Exchange and Support Agreement and to perform its obligations set out herein and therein, and that this Share Purchase Agreement and the Exchange and Support Agreement have been duly authorized, executed and delivered by Banro and constitute legal, valid and binding obligations of Banro enforceable against Banro in accordance with their terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(vi)
Banro has full corporate power and authority to enter into the Contemporaneous Offering Agency Agreement and to perform its obligations set out therein, and that the Contemporaneous Offering Agency Agreement has been duly authorized, executed and delivered by Banro and constitute legal, valid and binding obligations of Banro enforceable against Banro in accordance with their terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(vii)
the execution and delivery of this Share Purchase Agreement and the Exchange and Support Agreement and the fulfillment of the terms hereof and thereof by Banro, and the performance of and compliance with the terms of this Share Purchase Agreement and the Exchange and Support Agreement by Banro does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of Banro and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of Banro and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Banro or the Subsidiaries is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to Banro and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Banro or the assets of Banro;

(viii)	the execution and delivery of this Share Purchase Agreement and the Exchange and Support Agreement and the fulfillment of the terms hereof and thereof by Banro, and the performance of and compliance with the terms of the Contemporaneous Offering Agency Agreement by Banro does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of Banro and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of Banro and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which Banro or the Subsidiaries is a party or by which it is bound on the closing date of the Contemporaneous Offering, of which such counsel is aware, or any judgment, decree or order applicable to Banro and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Banro or the assets of Banro;

(ix)
no consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario (other than those which have been obtained, made or given) is required to permit Banro to execute and deliver this Share Purchase Agreement or the Exchange and Support Agreement or to perform its obligations under this Share Purchase Agreement or the Exchange and Support Agreement;

(x)
no consent, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario (other than those which have been obtained, made or given) is required to permit Banro to execute and deliver the Contemporaneous Offering Agency Agreement or to perform its obligations thereunder;

(xi)	the form and terms of the definitive certificate representing the Series B Shares have been approved and adopted by the directors of Banro;

(xii)	the Series B Shares have been validly issued by Banro at Closing as fully paid and non-assessable preferred shares of Banro;

(xii)
the Series A Shares have been reserved for issuance on the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares) and will be, when issued and delivered by Banro pursuant to the terms of the Exchange and Support Agreement, validly issued and outstanding as fully paid and non-assessable preferred shares in the capital of Banro;

(xiv)
all necessary corporate action has been taken by Banro to authorize the issuance of the Purchased Series B Shares and the Series A Shares issuable on the exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares);

(xv)
the offer, sale, issuance and delivery of the Purchased Securities and the grant of the right to exchange the Purchased Barbados Preferred Shares (together with the corresponding number of Series B Shares) for Series A Shares pursuant to the Exchange and Support Agreement is exempt, either by Law or order, from the prospectus requirements of Canadian Securities Laws and no prospectus will be required and no other document must be filed, proceeding taken or approval, permit, consent, authorization or authority obtained under Canadian Securities Laws to permit such offer, sale, issuance and delivery of the Purchased Securities or the issuance of the Series A Shares upon exchange of the Purchased Barbados Preferred Shares (together with a corresponding number of Series B Shares) pursuant to the Exchange and Support Agreement, except for the filing by Banro, within the prescribed time periods, of the required reports of such sale and the payment by Banro of applicable fees relating thereto; and

(xvi)
Banro being a “reporting issuer” (or its equivalent) not on the list of defaulting issuers maintained by the Canadian Jurisdictions (except for the Province of Québec where it is not a reporting issuer);

acceptable in all reasonable respects to Purchaser’s counsel.

(l)
Opinion of Barbados Counsel to the Barbados Subsidiary. The Purchaser receiving at the Closing Time, favourable legal opinions of Clarke Gittens Farmer, Barbados counsel to the Barbados Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Barbados Subsidiary), to the effect set forth below and to such further effect as counsel to the Purchaser may reasonably request:

(i)	the Barbados Subsidiary having been incorporated and existing under the laws of its incorporation and has not been dissolved;

(ii)
the authorized share capital of the Barbados Subsidiary consisting of an unlimited number of common shares without nominal or par value and an unlimited number of Barbados Preferred Shares without nominal or par value, and the number of issued and outstanding common shares and Barbados Preferred Shares as at the Closing Time;

(iii)
all necessary corporate action having been taken by the Barbados Subsidiary to authorize the execution and delivery of and performance of its respective obligations under this Share Purchase Agreement;

(iv)
the Barbados Subsidiary has full corporate power and authority to enter into this Share Purchase Agreement and to perform its obligations set out herein, and that this Share Purchase Agreement has been duly authorized, executed and delivered by the Barbados Subsidiary and constitutes legal, valid and binding obligations of the Barbados Subsidiary enforceable against the Barbados Subsidiary in accordance with its terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(v)
the execution and delivery of this Share Purchase Agreement and the fulfillment of the terms hereof and thereof by the Barbados Subsidiary, and the performance of and compliance with the terms of this Share Purchase Agreement by the Barbados Subsidiary does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of the Barbados Subsidiary or, of which counsel is aware, resolutions of the directors or shareholders of the Barbados Subsidiary;

(vi)
the execution and delivery of this Share Purchase Agreement and the fulfillment of the terms hereof and thereof by the Barbados Subsidiary, and the performance of and compliance with the terms of this Share Purchase Agreement by the Barbados Subsidiary does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Barbados Subsidiary is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Barbados Subsidiary of which counsel is aware, which material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Barbados Subsidiary is a party or by which it is bound at might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Barbados Subsidiary or the assets of the Barbados Subsidiary;

(vii)	the form and terms of the definitive certificate representing the Barbados Preferred Shares have been approved and adopted by the directors of the Barbados Subsidiary;

(viii)
the Purchased Barbados Preferred Shares have been issued and delivered in accordance with the terms of this Share Purchase Agreement and are validly issued by the Barbados Subsidiary as fully paid and non-assessable preferred shares of the Barbados Subsidiary; and

(ix)
there are no restrictions imposed on the transfer of the Purchased Barbados Preferred Shares by the articles or by-laws of the Barbados Subsidiary and no amendments may be made to the articles or by-laws of the Barbados Subsidiary without approval of the holders of the Barbados Preferred Shares;

(x)	all necessary corporate action has been taken by the Barbados Subsidiary to authorize the issuance of the Barbados Preferred Shares;

acceptable in all reasonable respects to Purchaser’s counsel.

(m)
DRC Opinions. The Purchaser receiving at the Closing Time corporate and title opinions from counsel in the DRC respecting ownership of Banro’s Subsidiaries listed in Schedule “A” and the mineral titles respecting the Material Properties held by them, in form and substance satisfactory to the Purchaser’s counsel addressed to the Purchaser and its counsel.

(n)
Gross Proceeds. Banro shall have received an aggregate gross proceeds of not less than US$2,900,000 from the sale of the Series A Shares and C$67,700,000 from the sale of common shares of Banro pursuant to the Contemporaneous Offering.

(o)
Certificate of the Registrar. Banro having delivered to the Purchaser a certificate of the transfer agent and registrar of Banro which (i) certifies the number of common shares of Banro issued and outstanding as at the close of business on the date prior to the Closing Date, and (ii) confirms its appointment as the registrar and transfer agent for the common shares of Banro.

(p)
Articles.  The Articles of Banro shall have been amended to give effect to the Series A Shares and Series B Shares in form and substance satisfactory to Purchaser’s counsel and the articles of the Barbados Subsidiary shall have been amended in form and substance satisfactory to Purchaser’s counsel.

(q)	Exchange and Support Agreement. Execution and delivery of the Exchange and Support Agreement in form and substance satisfactory to the Purchaser.

(r)
Compliance with Obligations. Each of Banro and the Barbados Subsidiary having complied with all of its covenants and obligations under this Share Purchase Agreement required to be satisfied at or prior to the Closing Time.

(s)
Due Diligence. The due diligence conducted by the Purchaser shall not have revealed any adverse material change or adverse material fact in respect of Banro not generally known to the public which should have been previously disclosed, and the Purchaser, in its sole discretion, being satisfied with the results of its due diligence investigation of Banro and the Barbados Subsidiary prior to the Closing Time.

(t)	No Termination. The Purchaser not having exercised any rights of termination set forth in Section 8.

(u)
Other Documentation. All other documentation to implement the transactions contemplated by this Share Purchase Agreement and the Exchange and Support Agreement and the Contemporaneous Offering shall be satisfactory to the Purchaser, acting reasonably.

All terms and conditions set out herein shall be construed as conditions, and any breach or failure by Banro or the Barbados Subsidiary, as applicable, to comply with any such conditions in favour of the Purchaser shall entitle the Purchaser to withdraw terminate this Share Purchase Agreement and its obligations under this Share Purchase Agreement without prejudice to any other remedies that it may have. Banro and the Barbados Subsidiary shall use their reasonable best efforts to cause all conditions in this Share Purchase Agreement to be satisfied. It is understood that the Purchaser may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Purchaser, any such waiver or extension must be in writing.

10.	Closing
At the Closing Time, the Purchaser shall deliver to Banro a wire transfer payable to Banro and the Barbados Subsidiary, in an amount equal to the aggregate subscription price of the Purchased Securities, being US$30,000,000, against delivery by Banro and the Barbados Subsidiary of:

(i)
one or more global certificates (in physical form) representing all of the Series B Shares subscribed for and registered in such name or names as requested by the Purchaser in writing at least one Business Day prior to the Closing Date;

(ii)
one or more certificates (in physical form) representing all of the Barbados Preferred Shares subscribed for and registered in such name or names as requested by the Purchaser in writing at least one Business Day prior to the Closing Dates; and

(iii)
the documents contemplated in Section 9 and any further documents as may reasonably be requested by the Purchaser at least twenty-four (24) hours prior to the Closing Time; provided any such further documentation requested by the Purchaser is customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by Banro, the Barbados Subsidiary and the Subsidiaries.

The obligation of Banro and the Barbados Subsidiary to complete the sale of the Purchased Securities shall be subject to the representations and warranties of the Purchaser in Section 4 being true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

11.	Governing Law

This Share Purchase Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Each of the Purchaser and the Barbados Subsidiary hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Share Purchase Agreement.

12.	Costs

At Closing, Banro and the Barbados Subsidiary shall pay to the Purchaser a fee equal to 1% of the aggregate gross proceeds of the Series B Shares and the Barbados Preferred Shares issued to the Purchaser pursuant to this Share Purchase Agreement.  All costs and expenses incurred by Banro and the Barbados Subsidiary shall be borne by Banro or the Barbados Subsidiary, as applicable.  Banro shall pay all reasonable out-of-pocket expenses of the Purchaser in connection with the negotiation of this Agreement and the Former Share Purchase Agreement and the purchase of the Purchased Securities, including fees and expenses of counsel for the Purchaser, including Canadian and local Barbados counsel, whether or not the Closing occurs.

13.	Other Agreements

Banro and the Purchaser may agree that in lieu of the Exchange and Support Agreement, one or more other agreements will be entered into between Banro and the Purchaser to address the same subject matter as the Exchange and Support Agreement.

14.	Assignment

This Share Purchase Agreement shall enure to the benefit of and be binding on Banro, the Barbados Subsidiary, the Purchaser and their respective heirs, administrators, executors, successors and permitted assigns.  This Share Purchase Agreement may not be assigned by Banro or the Barbados Subsidiary.  The Purchaser may assign, without being required to obtain consent of Banro or the Barbados Subsidiary, all or part of its rights or obligations hereunder, including the rights to acquire the Purchased Securities.

15.	Transfer

The Purchaser shall at all times be free to transfer all or any part of the Purchased Securities.

16.	Indemnification

Banro shall indemnify, defend and hold the Purchaser and its respective direct or indirect affiliates, officers, directors, partners (including partners of partners and shareholders and members of partners), members, shareholders, employees and agents and each other person which controls any of them harmless from and against any and all liabilities, losses or damages, together with all reasonable costs and expenses related thereto (including legal and accounting fees and expenses), arising from, relating to, or connected with any untruth, inaccuracy or breach of any representations, warranties or covenants or certificate of Banro or the Barbados Subsidiary contained in or contemplated by this Share Purchase Agreement and the Exchange and Support Agreement.

17.	No Broker

Except for the Agent, whose commissions, fees and expenses as set out in the agency agreement among Banro, the Barbados Subsidiary and the Agent will be paid by Banro or the Barbados Subsidiary, there is no investment banker, broker, funder or other intermediary that has been retained by or is authorized to act on behalf of Banro or the Barbados Subsidiary who might be entitled to any fee or commission from the Purchaser or any affiliated entity upon Closing.

18.	Entire Agreement

This Share Purchase Agreement along with the Exchange and Support Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written.  There are no conditions, representations, warranties, covenants or other agreements between the parties hereto relating to the subject matter hereof, except as specifically set out, referred to or incorporated by reference herein.

19.	Amendments and Waivers

No amendment to this Share Purchase Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any provision of this Share Purchase Agreement will be effective or binding unless made in writing and signed by the waiving party.

20.	Language

The parties hereto confirm their express wish that this Share Purchase Agreement and all documents and agreements directly or indirectly relating hereto be drawn up in the English language.  Les parties reconnaissent leur volonté expresse que la présente ainsi que tous les documents et contrats s’y rattachant directmente ou indirectmente soient rédigés en anglais.

21.	Time of Essence

Time shall be of the essence of this Share Purchase Agreement in all respects.

22.	Facsimile Deliveries and Counterparts

The parties hereto shall be entitled to rely on delivery by facsimile or other electronic means (including by .pdf file) of a copy of this Share Purchase Agreement executed by the parties hereto.  In addition, this Share Purchase Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

23.	Extended Meanings and Headings

In this Share Purchase Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts and unincorporated associations.  The headings contained herein are for convenience of reference only and shall not affect the construction or interpretation hereof.

24.	Currency

All references to currency herein are to lawful money of The United States of America unless otherwise specified.

25.	Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Share Purchase Agreement.

26.	Agent

The Purchaser, Banro and the Barbados Subsidiary agree that the Agent is entitled to rely on the representations made by the Purchaser in Section 4 and by Banro and the Barbados Subsidiary in Section 6, respectively, of this Agreement and the Agent has signed this Agreement for the sole purpose of obtaining such agreement from the Purchaser, Banro and the Barbados Subsidiary.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BANRO CORPORATION

By:
Name:

Befpre Me:

Notary Pulic

BANRO GROUP (BARBADOS) LIMITED

By:
Name:

Witness:
Name:
Address:
Occupation: Attorney-at-Law

BLACKROCK WORLD MINING TRUST plc

By:	DISCRETIONARY INVESTMENT MANAGER BLACKROCK INVESTMENT MANAGEMENT (UK) LIMITED

By:
Name:

By:
Before me

Notary Public
Witness:
Address:

GMP SECURITIES L.P.

By:
Name:

Befpre Me:

Notary Pulic

Schedule “A”

OTHER SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
Banro American Resources Inc.	1	All (directly or indirectly)

MATERIAL SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
KAMITUGA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 l 1
LUGUSHWA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
NAMOYA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
TWANGIZA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 l 1 1 1 1
BANRO CONGO MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1

Schedule “B”

MATERIAL PROPERTIES

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Expiry Date
KAMITUGA MINING SARL	CAMI/CE/1011/2004 CAMI/CE/924/2004 CAMI/CE/926/2004	36 37 39	Gold “ “	115 356 286	Sept 18, 2016 “ “
LUGUSHWA MINING SARL	CAMI/CE/925/2004 CAMI/CE/933/2004 CAMI/CE/922/2004	38 238 2601	“ “ “	369 344	“ Nov 07, 2022 Sept 15, 2016
NAMOYA MINING SARL	CAMI/CE/923/2004	18	C4	203	July 04, 2016
TWANGIZA MINING SARL	CAMI/CE/927/2004 CAMI/CE/928/2004 CAMI/CE/929/2004 CAMI/CE/930/2004 CAMI/CE/931/2004 CAMI/CE/932/2004	40 41 42 43 44 68	C4 CC “ 44 CC	171 251 271	Sept 18, 2016 “ “ “ “ Jan 03, 2017
BANRO CONGO MINING SARL
CAMI/CR/2883/2007
CAMI/CR/2884/2007
CAMI/CR/2885/2007
CAMI/CR/2886/2007
CAMI/CR/2887/2007
CAM I/CR/2888/2007
CAMI/CR/2889/2007
CAMI/CR/2890/2007
CAMI/CR/2891/2007
CAM I/CR/2892/2007
CAMI/CRJ2893/2007
CAMI/CR/2894/2007
CAMI/CR/2907/2007
CAMI/CR/2908/2007
		1548 1551 1552 1557 1570 1571 1572 1573 1574 1 575 1576 1 577 3874 3883	Gold 44 LC CL CC CC CL CC C4 LC L4 44 Au, Sn, Cu. plat, silver, Wolframite, Co “	195 121 241 341 247 221 471 395	04/2/12 “ “ “ “ “ “ “ “ “ “ 02/2/20 “

Schedule “C”

TERM SHEET

Indicative Term Sheet

Banro Corporation will issue 1,200,000 Preferred Shares, Series B (the “Series B Shares”) to BlackRock World Mining Trust plc (“BlackRock”), and Banro Group (Barbados) Limited (the “Company”) will issue 1,200,000 Preferred Shares (the “Barbados Preferred Shares”) to BlackRock.  The issue price of one Series B Share and one Barbados Preferred Share shall be US$25 in aggregate.  Banro will reimburse BlackRock’s out of pocket fees and expenses (including fees and expenses of counsel, including BlackRock’s Canadian and Barbados counsel) in connection with the transaction, regardless of whether the transaction closes, and will pay a fee to BlackRock at closing equal to 1.0% of the aggregate gross proceeds of the Series B Shares and the Barbados Preferred Shares being issued to BlackRock.

Series B Shares:

Issuer:	Banro Corporation (“Banro”).

Issue Size:	1,200,000 preferred shares, series B (the “Series B Shares”). One Series B Share will be issued with each Barbados Preferred Share.

Dividends:	The Series B Shares will have no right to dividends.

Liquidation Preference:	The “Liquidation Preference” of each Series B Share shall be $0.001.

Redemption:
If the Barbados Preferred Shares have been redeemed at the option of the Company in accordance with the terms thereof, Banro shall be required (out of funds legally available therefor) to redeem a number of Series B Shares equal to the number of Barbados Preferred Shares that have been so redeemed, by paying a redemption price per Series B Share equal to the Liquidation Preference thereof.

If the Company is required to redeem the Barbados Preferred Shares in accordance with the mandatory redemption terms thereof (whether in connection with an asset seizure, change of control, or otherwise at the election of the holders thereof), Banro shall be required (out of funds legally available therefor) to redeem a number of Series B Shares equal to the number of Barbados Preferred Shares that have been so redeemed, by paying a redemption price per Series B Share equal to the Liquidation Preference thereof.

Rights on Liquidation:
In the event of the liquidation, dissolution or winding-up of Banro, the holders of the Series B Shares will be entitled (subject to the rights of the Company’s debtholders and other creditors to receive prior payment in full of all liabilities of the Company owing to them) to receive the Liquidation Preference of the Series B Shares, before any amount will be paid or any assets of Banro distributed to the holders of any shares ranking junior to the Series B Shares. The holders of Series B Shares will not be entitled to share in any further distribution of assets of Banro on such Series B Shares.

Voting Rights:
Except as otherwise provided by law, the holders of the Series B Shares will not be entitled to receive notice of or to attend or to vote at any meetings of the shareholders of Banro; provided that each Series B Share will be entitled to (i) one vote on matters which holders of such series are entitled to vote (as set out in the articles of incorporation of Banro) and (ii) one vote (voting together as a single class with the holders of the Series A Shares) on matters which holders of Series A Shares are entitled to vote; provided, further, that at any time dividends on the Barbados Preferred Shares or on the Series A Shares shall have accrued and been unpaid in respect of two dividend accrual dates, whether or not consecutive, holders of the Series B Shares shall have the right to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of Banro ranking on a parity with the Series A Shares or Series B Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of shares being herein referred to as "Other Voting Stock") (it being understood that each Series B Share and each share of Other Voting Stock shall for such purpose be entitled to one vote per share) to elect two members to the Board of Directors of Banro until dividends on the Barbados Preferred Shares and on the Series A Shares have been paid in full or declared and set apart in trust for payment. In such case, the Board of Directors of Banro will be increased by two directors, and the holders of the Series B Shares (either alone or with the holders of Other Voting Stock) will have the exclusive right as members of such class, as outlined above, to elect two directors at the next annual meeting of shareholders.

Notwithstanding the foregoing, so long as any Series B Shares remain outstanding, Banro will not: (A) without the affirmative vote or consent of the holders of two thirds of the outstanding Series B Shares and Series A Shares (voting together as a single class, with each Series B Share and each Series A Share being entitled for such purpose to one vote per share), given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation arrangement, amendment to the articles or otherwise, the provisions of Banro’s articles of incorporation, or the rights of the holders of Series A Shares, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Shares or the holders thereof or create, authorize or issue (except for the issuance of Series A Shares upon the exercise of the Exchange Right applicable to the Barbados Preferred Shares issued on the Closing Date) any series or class of shares ranking equal with or senior to the Series A Shares with respect to dividends or distribution of assets upon liquidation, dissolution or winding up; provided, however, that any increase in the total number of authorized common shares of Banro or preferred shares of Banro or the creation, authorization or issuance of any series of shares of Banro ranking, as to dividends and distribution of assets upon liquidation, dissolution or winding up of the affairs of Banro, junior to the Series A Shares will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers; or (B) without the affirmative vote or consent of the holders of two thirds of the outstanding Series B Shares, given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation arrangement, amendment to the articles or otherwise, the provisions of

Banro’s articles of incorporation, or the rights of the holders of Series B Shares, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Shares or the Barbardos Preferred Shares (including any exchange rights related thereto) or the holders of Series B Shares or Barbados Preferred Shares; provided, however, that any increase in the total number of authorized common shares of Banro or preferred shares of Banro or the creation, authorization or issuance of any series of shares of Banro ranking, as to dividends and distribution of assets upon liquidation, dissolution or winding up of the affairs of Banro, junior to the Series B Shares will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Priority:	The Series B Shares will rank senior to the common shares of Banro, and pari passu with the Series A Shares of Banro, as to the distribution of assets on dissolution, liquidation or winding-up.

Barbados Preferred Shares:

Issuer:	The Company, a wholly owned subsidiary of Banro existing under the laws of Barbados (the “Company”).

Issue Size:	1,200,000 gold-linked preferred shares (the “Barbados Preferred Shares”).

Dividends:
Cumulative preferential cash dividends, payable as and when declared by the Board of Directors of the Company, which will accrue and (if so declared) be payable on the last day of each of March, June, September and December (each, a “Dividend Payment Date”) at the annual rate set out in the schedule below, based on the Liquidation Preference (as defined below) of the Barbados Preferred Shares on the relevant Dividend Payment Date and the total of the gold production pursuant to the Existing Permits (as defined below) during the quarterly period ending on the immediately preceding Dividend Payment Date, divided by three (the “Monthly Production Level”). The Dollar Equivalent Value used to determine the Liquidation Preference for purposes of calculating the dividends payable on any Dividend Payment Date shall be the simple average of the Reference Gold Price (as defined below) for each trading day during the quarterly period ending on the immediately preceding Dividend Payment Date, and for purposes of determining the Liquidation Preference for purposes of redemption and liquidation, shall be determined by the Reference Gold Price on the second trading day immediately preceding the date of redemption or liquidation.

The first quarterly dividend on the Barbados Preferred Shares will accrue on June 30, 2013 and will be calculated based upon the number of days the Barbados Preferred Shares have been outstanding through such date.

The Company will not declare or pay any dividend on the Barbados Preferred Shares unless (i) Banro shall simultaneously declare or pay, as the case may be, a dividend in the same amount and in the same currency and with the same record date on the Series A Shares, and (ii) Banro shall be permitted to do so under applicable law.

As used herein, an “Existing Permit” means each of the 13 exploitation permits relating to Banro’s Twangiza, Namoya, Lugushwa and Kamituga properties, and each of Banro’s 14 exploration permits, in each case as described in Banro’s Annual Information Form for the financial year ended December 31, 2011, as long as such permits continue to be held by Banro or a subsidiary thereof and/or Banro or a subsidiary thereof continues to retain an interest in the Existing Permit and as such permits may be amended or otherwise modified from time to time.

Monthly Production Level (oz.)	Annual Dividend Yield
< 8,001	10.0%
8,001 - 9,000	10.5%
9,001 - 10,000	11.0%
10,001 - 11,000	11.5%
11,001 - 12,000	12.0%
12,001 - 13,000	12.5%
13,001 - 14,000	13.0%
14,001 - 15,000	13.5%
15,001 - 16,000	14.0%
16,001 - 17,000	14.5%
> 17,000	15.0%

Liquidation Preference:
The “Liquidation Preference” of a Barbados Preferred Share, as of any date, shall be an amount equal to the sum of (i) the Dollar Equivalent Value of the Relevant Number of ounces of gold, plus (ii) the amount of all dividends accrued and unpaid on such Barbados Preferred Share to such date. The “Relevant Number” means (A) if the Reference Gold Price on the trading day immediately prior to the Closing Date is equal to or greater than US$1,584, 0.015625 or (B) if the Reference Gold Price on the trading day immediately prior to the Closing Date is less than US$1,584, the number (rounded to six decimal points) that is equal to the quotient obtained by dividing US$25 by the such Reference Gold Price on the trading day immediately prior to the Closing Date.

Payment Process and Additional Dividends:
Dividends will be payable to the holders of the Barbados Preferred Shares on each Dividend Payment Date, as and when declared by the Board of Directors of the Company, and shall be paid by wire transfer to an account designated by the holder to the Company.

Unless the Company has declared and paid to a holder, in respect of its Barbados Preferred Shares, on or before any Dividend Payment Date, a dividend per Barbados Preferred Share that is equal to the amount of the dividend accruing on such date, then the dividends on the Barbados Preferred Shares shall continue to accrue and to cumulate at the annual rate set out above, and an additional preferential cash dividend, in an amount equal to 1% of the amount of such unpaid dividend per Barbados Preferred Share, shall immediately accrue thereon.

Optional Redemption:
The Barbados Preferred Shares will not be redeemable by the Company at its option prior to the “Earliest Optional Redemption Date” (as defined below). The “Earliest Optional Redemption Date” means the later of (i)

the first date on which Banro and its subsidiaries have achieved total cumulative gold production pursuant to the Existing Permits of 800,000 oz. from the Closing Date and (ii) the fifth anniversary of the Closing Date. Commencing on the Earliest Optional Redemption Date, if the Company has delivered not more than 60 days’ nor less than 30 days’ notice thereof, the Company may, at its option, redeem all or from time to time any number of the then outstanding Preferred Shares upon the payment per Preferred Share being redeemed of (A) the Liquidation Preference thereof as of the date fixed for redemption plus (B) an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90 plus (C) an amount equal to 2% of the Liquidation Preference at the time of redemption. The Company will not elect to redeem, at its option, the Barbados Preferred Shares unless Banro has also elected, at its option, to redeem the Series A Shares on a pro rata basis.

Production Redemption:
Commencing on the first day after the fifth anniversary of the Closing Date, for so long as Banro and its subsidiaries have achieved total cumulative gold production pursuant to the Existing Permits that is less than 800,000 oz. from the Closing Date, each holder of Barbados Preferred Shares will have the option at any time (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90.

Special Redemption for Asset Seizure:
If (i) Banro has redeemed its high yield notes pursuant to the “Special Mandatory Redemption for Asset Seizure” provisions of Banro’s high yield note indenture or (ii) if at any time when Banro’s high yield notes are no longer outstanding, an asset seizure event (defined as an event that would have obligated Banro to redeem its high yield notes pursuant to such “Special Mandatory Redemption for Asset Seizure” provisions had the high yield notes been outstanding at the time of such event) occurs, then in the case of each of the foregoing clauses (i) and (ii), each holder of a Barbados Preferred Share will have the option on such date or at any time thereafter (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90; provided that in the event that the relevant redemption of Banro’s high yield notes (or the relevant asset seizure event described in subclause (ii) above) occurs on or prior to the fifth anniversary of the Closing Date, a holder of a Barbados Preferred Share (i) may not require the Company, immediately after the relevant redemption of Banro’s high yield notes or asset seizure event, as the case may be, to deposit cash with an escrow agent in an amount sufficient to fund the redemption of the Barbados Preferred Shares (the amount of such funds deposited with such escrow agent being subject to subsequent increase or decrease from time to time based upon (i) subsequent fluctuations in the Liquidation Preference of the Barbados Preferred Shares and (ii) subsequent exchanges of the Barbados Preferred Shares pursuant to the Exchange Right). All expenses associated with the foregoing escrow arrangement, including the fees of any escrow agent, will be borne by the Company.

Redemption on and after 10th Anniversary:
Commencing on the tenth anniversary of the Closing Date, each holder of a Barbados Preferred Share will have the option at any time (exercisable by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to require the Company to redeem the Barbados Preferred Shares out of funds legally available for such purpose, upon the payment per Barbados Preferred Share being redeemed of the Liquidation Preference thereof as of the date fixed for redemption plus an amount equal to (i) the dividend accrued per Barbados Preferred Share on the most recent Dividend Payment Date multiplied by (ii) a fraction equal to the number of days elapsed since such Dividend Payment Date divided by 90.

Dollar Equivalent Value:	The “Dollar Equivalent Value” of a specified number of ounces of gold means the Reference Gold Price multiplied by such number of ounces.

Rights on Liquidation:
In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Barbados Preferred Shares will be entitled (subject to the rights of the Company’s debtholders and other creditors to receive prior payment in full of all liabilities of the Company owing to them) to receive the Liquidation Preference of the Barbados Preferred Shares, before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Barbados Preferred Shares; provided that the Company shall satisfy the payment of the Liquidation Preference in respect of each Barbados Preferred Share by delivering (or causing the delivery) to the holder thereof one Class A Share, whereupon such holder shall not be entitled to share in any further distribution of assets of the Company or to exercise its Exchnage Right.

Exchange Right:
Each holder of a Barbados Preferred Share shall have the right (the “Exchange Right”), exerciseable at its option at any time, and from time to time, to deliver such Barbados Preferred Share, together with one Series B Share, to Banro in exchange for one Series A Share of Banro having the terms described in the amended and restated preliminary short form prospectus of Banro dated April 5, 2013 (provided that the Series A Shares shall also include a corresponding “Redemption on and after 10th Anniversary” right to that described above).

The Exchange Right shall be deemed to be exercised automatically in the event of (i) certain insolvency events affecting the Company or (ii) the liquidation, dissolution or winding up of Banro.

Upon the delivery of any Barbados Preferred Shares and Series B Shares to Banro pursuant to the exercise of the Exchange Right, Banro shall issue one Series A Share for each Barbados Preferred Share exchanged and immediately cancel such Series B Shares and shall immediately deliver such Barbados Preferred Shares to the Company in exchange for common shares of the Company and shall cause the Company immediately to cancel such Barbados Preferred Shares.

The Exchange Right shall automatically be subject to customary adjustments in the event of certain events affecting the Series A Shares (including any distribution, subdivision or split of the Series A Shares, any combination of the outstanding Series A Shares into a smaller number of shares, or certain other reorganization events whether in connection with a change of control or otherwise) in order to maintain the one-to-one status of the Exchange Right.

The Exchange Right shall be granted by Banro pursuant to an agreement (the “Exchange and Support Agreement”) for the benefit of the holders from time to time of the Barbados Preferred Shares that will provide that, among other things, (i) in the event of a Change of Control, the Series A Shares and the Series B Shares shall continue to remain outstanding, and Banro shall procure that the person/entity which acquires control of Banro pursuant to such Change of Control complies with the terms of the Series A Shares, the Series B Shares, the Exchange Right and other relevant documentation, as the case may be, or (in the case of a Change of Control involving a sale of all or substantially all of the assets of Banro) enters into arrangements with the person/entity acquiring control of Banro on terms that are reasonably satisfactory to the holders of the Barbados Preferred Shares, pursuant to which such person/entity will issue to the holders of the Series A Shares, in exchange for their Series A Shares, preferred shares having terms substantially identical to those of the Series A Shares, in which case (A) on exercise of the Exchange Right, holders of Barbados Preferred Shares shall receive in lieu of Series A Shares such preferred shares of such person or entity and (B) a sufficient number of such preferred shares shall be reserved for issuance to holders of Barbados Preferred Shares on exercise of the Exchange Right, and (ii) a sufficient number of Series A Shares be reserved for issuance to the holders of Barbados Preferred Shares. The costs and expenses under this agreement shall be for Banro’s account.

Voting Rights:
Except as otherwise provided by law, the holders of the Barbados Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meetings of the shareholders of the Company; provided that each Barbados Preferred Share will be entitled to one vote on matters which holders of such series are entitled to vote (as set out in the articles of incorporation or similar constating document of the Company).

So long as any Barbados Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of two thirds of the outstanding Barbados Preferred Shares (voting separately as a class), given in person or by proxy, either in writing or at a meeting, amend, alter or repeal, whether by merger, amalgamation, consolidation, arrangement or otherwise, the provisions of the Company’s articles of incorporation or similar constating documents or or the rights of the holders thereof of otherwise create, authorize or issue any series or class of shares (provided that notwithstanding the foregoing, the Company may issue or authorize the issuance of additional common shares).

Change of Control:
In the event of a Change of Control (as such term is defined in Banro’s high yield indenture as in effect on the date hereof), each holder of Barbados Preferred Shares will have the option to, subject to compliance with the Note Indenture, require the Company (by delivering a notice of redemption, such Barbados Preferred Shares and an equal number of Series B Shares) to redeem the Barbados Preferred Shares out of funds legally available for such purpose, in cash, at the price set out in the “Optional Redemption” section above, provided that in the event that the relevant Change of Control occurs on or prior to the fifth anniversary of the Closing Date, a holder may not require the Company to redeem the Barbados Preferred Shares pursuant to this clause until the first day after such fifth anniversary.

Mandatory Redemption if Insufficient Assets:
If the Company is required to redeem the Barbados Preferred Shares in accordance with the mandatory redemption terms thereof (whether in connection with an asset seizure, change of control, or otherwise at the election of the holders thereof) at a time when (i) it does not have sufficient assets to permit it legally to effect such redemption in full or (ii) the Company and Banro, collectively, do not have sufficient assets to permit them legally to effect a redemption in full of all Barbados Preferred Shares and Series A Shares that have been tendered for mandatory redemption at such time, then (A) the Company shall calculate the maximum percentage of Barbados Preferred Shares and Series A Shares (considered together as a single class) that could be legally redeemed or purchased for cancellation at such time (the “Relevant Percentage”), (B) Banro shall redeem the Relevant Percentage of Series A Shares that have been so tendered for redemption, in accordance with the mandatory redemption terms thereof, (C) the Company shall redeem the maximum number of Barbados Preferred Shares that have been so tendered for redemption (not to exceed the Relevant Percentage thereof) as it is legally permitted to redeem, in accordance with the mandatory redemption terms thereof, and (D) Banro shall purchase for cancellation the balance of the Barbados Preferred Shares that have been so tendered for redemption (not to exceed the Relevant Percentage thereof). For as long as Banro’s high yield notes remain outstanding, Banro’s obligation to purchase Barbados Preferred Shares for cancellation pursuant to the foregoing subclause (D) shall be limited to zero.

Priority:	The Barbados Preferred Shares will rank senior to the common shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up.

Reference Gold Price:
The Company will use, as the Reference Gold Price for purposes of this Term Sheet and the Preferred Shares, including for calculation of dividend, redemption and liquidation payments, the “London Gold Fix” price on the relevant redemption or payment date. The “London Gold Fix” price is fixed at approximately 3:00 pm London time and refers to the price per troy ounce of gold set by five market-making members of the London Bullion Market Association on each trading day and represents the price at which buyers and sellers are willing to transact. The “London Gold Fix” price may be obtained at http://www.kitco.com/.

Support Agreement:	Banro will enter into the Exchange and Support Agreement for the holders of the Barbados Preferred Shares from time to time, which shall provide that for as long as any Barbados Preferred Shares remain outstanding:

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Banro will advise the Company sufficiently in advance of the declaration by Banro of any dividend on Series A Shares and take all such other actions as are reasonably necessary, in co-operation with the Company, to ensure that the respective declaration date, record date and payment date for a dividend on the Barbados Preferred Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Series A Shares;

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Banro will ensure that the record date for any dividend declared on the Series A Shares is not less than 7 days after the declaration date of such dividend and that the record date for any resolution to be considered by the holders of Series A Shares is not less than 7 days after the announcement of the meeting is made by Banro

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Banro will not optionally redeem, in whole or in part, the Series A Shares unless (i) the Company shall simultaneously optionally redeem the Barbados Preferred Shares on a pro rata basis (based on the liquidation preference thereof), and (ii) the Company shall be permitted to do so under applicable law;

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Banro will at all times directly or indirectly, through its wholly owned subsidiaries, hold 100% of the shares of the Company, other than the Barbados Preferred Shares, and will ensure that the Company remains as a Barbados company

-	Banro will not carry out a voluntary liquidation, dissolution or winding-up of the Company
-	Banro will not vote any Series A Shares, Series B Shares or Barbados Preferred Shares acquired by it
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Banro will advise the holders of the Barbados Preferred Shares of any determination by it to institute voluntary liquidation proceeedings or of any proceeding with respect to the involuntary liquidation of Banro

Series A Shares
The Series A Shares shall have the terms set out in the amended and restated preliminary prospectus of Banro dated April 5, 2013; provided that the terms of the Series A Shares shall provide that in the event of a Change of Control (as such term is defined in Banro’s high yield indenture as in effect on the date hereof), the Series A Shares shall continue to remain outstanding, and Banro shall procure that the person/entity which acquires control of Banro pursuant to such Change of Control complies with the terms of the Series A Shares or (in the case of a Change of Control involving a sale of all or substantially all of the assets of Banro) enters into arrangements with the person/entity acquiring control of Banro on terms that are reasonably satisfactory to the holders of the Series A Shares, pursuant to which such person/entity will issue to the holders of the Series A Shares, in exchange for their Series A Shares, preferred shares having terms substantially identical to those of the Series A Shares.